[EXHIBIT 99.5]




                         April 22, 2005


Boards of Directors
Imprints Plus, Inc.
BF Acquisition Group III, Inc.
FundraisingDirect.com, Inc.
4 Mill Park Court
Newark, Delaware 19713

Re:  Agreement and Plan of Merger Dated February 8, 2005

Gentlemen:

In order to effectuate the tax free nature of the merger transaction described in the above-referenced Agreement and Plan of Merger, IPI Fundraising agrees that, in connection with the above-referenced Agreement and Plan of Merger, IPI Fundraising will assume the responsibility for directly paying any Imprints Plus stockholders that dissent to the merger transaction, according to the payment provisions provided for in the Agreement and Plan of Merger.

Sincerely,

/s/ Justin DiNorscia
Justin DiNorscia, president
IPI Fundraising, Inc.